UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHURCHILL CAPITAL USA INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS SUITE 1910
(No. and Street)

NEW YORK	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T MARRONE 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JANOVER LLC
(Name – *if individual, state last, first, middle name*)

805 THIRD AVENUE 10TH FLOOR	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVE SCHLEMMER _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHURCHILL CAPITAL USA INC _____, as of JUNE 30 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



~~Steve Schlemmer~~
Signature

CEO
Title

WILLIAM H. JOSEPH
Notary Public, State of New York
No. 02JO5032555
Qualified in New York County
Commission Expires August 29, 19 July 28, 2021

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHURCHILL
CAPITAL USA, INC.
FINANCIAL STATEMENTS

JUNE 30, 2018



JANOVER LLC
Certified Public Accountants • Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Churchill Capital USA, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Churchill Capital USA, Inc. as of June 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Churchill Capital USA, Inc. as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Churchill Capital USA, Inc.'s management. Our responsibility is to express an opinion on Churchill Capital USA, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Churchill Capital USA, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Churchill Capital USA, Inc.'s auditor since 2008.

Janover LLC

Garden City, New York
August 24, 2018

NEW YORK CITY • 485 Madison Avenue, 9th Floor, New York, New York 10022 • Tel: 212.792.6300
LONG ISLAND • 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530 • Tel: 516.542.6300
JANOVER LLC • A LIMITED LIABILITY COMPANY
www.janoverllc.com

CHURCHILL CAPITAL USA, INC.

CONTENTS

CHURCHILL CAPITAL USA, INC
STATEMENT OF FINANCIAL CONDITION
June 30, 2018

ASSETS

ASSETS		
Cash and cash equivalents	$	840,942
Clearing firm deposit		101,924
Clearing firm receivable		542,941
Other receivables		416,836
Prepaid expenses		5,926
Security deposits		88,466
Property and equipment, net		25,025
TOTAL ASSETS	$	2,022,060

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Relatd party payable - Parent	$	474,125
Income tax payable		19,195
Accounts payable and accrued expenses		98,070
Deferred taxes liaility		8,466
TOTAL LIABILITIES		599,856

STOCKHOLDER'S EQUITY		
Common stock, no par value; 200 shares		20,000
authorized; 100 shares issued and outstanding		325,000
Additional paid-in capital		1,077,204
Retained earnings		1,422,204
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,022,060

The accompanying notes are an integral part of these financial statements.

CHURCHILL CAPITAL USA, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2018

Note 1 - Organization

Churchill Capital USA, Inc. (the "Company"), a wholly owned subsidiary of Churchill Capital Ltd. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission "SEC" in the state of New York and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a general securities business with institutional investors. The Company received its FINRA approval for membership on July 12, 2007. The Company operates out of two offices, located in New York City and Chicago. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

Note 2 - Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is present to assist in the interpretation of the financial statements.

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and cash equivalents

The Company considers investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

Revenue Recognition

The Company records securities transactions, and related profit and loss arising from such transactions, on a trade-date basis. Commission revenue and related expenses are recorded on a trade-date basis. The revenue and expenses from such transactions would not be materially different if reported on a settlement-date basis.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of furniture and fixtures is computed on a straight-line basis over the estimated useful lives of four years and depreciation of IT equipment is computed on a straight-line basis over the estimated useful lives of three years

Other Receivables

The Company has receivables due from other broker dealers for commissions due on security transactions related to options trading. The Company reviewed all receivables and will take allowances for any account that it deemed uncollectible. As of June 30, 2018 the Company did not have any allowances for uncollectible accounts.

See report of independent registered public accounting firm.

-- 2 --

Note 2 - Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation of furniture and fixtures is computed on a straight-line basis over the estimated useful lives of four years and depreciation of IT equipment is computed on a straight-line basis over the estimated useful lives of three years

Income Taxes

Income taxes are accounted for in accordance with the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") *"Accounting for Income Taxes"*. As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets are liabilities is recognized in the period of the tax change. Effective January 1, 2018 the Tax and Jobs Act reduces the federal corporate tax rate to 21.0%. In accordance with Section 15 of the Internal Revenue Code, we will utilize a blended rate of 23% for our fiscal 2018 tax year, by applying a prorated percentage of the number of days prior to and subsequent to the January 1, 2018 effective date.

Uncertain tax positions

The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its financial statements. The Company was not required to recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to June 30, 2014 are no longer subject to examination by tax authorities

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

See report of independent registered public accounting firm.

Note 2 - Summary of Significant Accounting Policies (continued)

Fair value disclosures
The carrying amounts of cash and cash equivalents, clearing firm deposit, clearing firm receivable, and accounts payable approximate fair value because of the short-term nature of these investments.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." This standard, along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Financial Accounting Standards Board (FASB) issued (ASU) No. 2015-14 that deferred the effective date until annual periods beginning after December 15, 2018. Earlier adoption is permitted subject to certain limitations. The Financial Accounting Standards Board (FASB) allows two adoption methods under ASC 606. Companies are permitted to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company believe that it will not have a material impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"), to increase transparency and comparability among organizations by recognizing lease assets and liabilities, including operating leases, on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company currently expects that its operating lease commitments will be subject to the new standard and recognized as operating lease liabilities and right-of-use assets upon the adoption of ASU 2016-02. The Company is still evaluating these leases and the amount of the impact, which may be material, and whether there are other existing contracts that may become leases under the new lease standard.

Note 3 - Clearing Broker

The Company clears all of its trades through Pershing, LLC ("Pershing") on a fully disclosed basis. For this service, Pershing receives a percentage of the gross commission on each transaction. At June 30, 2018, the Company had $101,924 on deposit with Pershing.

Note 4 - Property and Equipment

Property and equipment at June 30, 2018 is as follows:

Furniture and fixtures	$	78,753
Computer and telephone equipment		97,219
		175,972
Less: Accumulated depreciation		150,947
	$	25,025

Depreciation expense amounted to $16,786 for the year ended June 30, 2018.

Note 5 - Income Taxes

The Company used an effective tax rate of 33% comprised as follows:

Statutory federal income tax rate	23%
State taxes on income, net of federal income tax benefit	1%
Local taxes on income, net of federal income tax benefit	9%
Total effective tax rate	33%

A reconciliation of income taxes provided at the total effective rate for Federal, state, and local jurisdictions is as follows for the year ended June 30, 2018:

Tax at total effective rate	$	75,451
Deferred taxes		(2,984)
Other		9,891
	$	82,358

The deferred tax liability represent the tax effects of temporary differences related to depreciation on computer equipment.

Note 6 - Related Party Transactions

The Company and its Parent company are engaged in a transfer pricing agreement under which the Company incurred a net payable of $1,782,515 during the year ended June 30, 2018, of which $474,125 remains due to the Company's Parent at June 30, 2018. Transactions related to the transfer pricing agreement are presented on a net basis in the Statement of Operations and the amount due to the Company's Parent is included in the Statement of Financial Condition.

Note 7 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2018, the Company had net capital of $885,185 which was $635,185 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 66.81 to 1.

Note 8 - Commitments and Contingencies

The Company occupies office space in New York City. The current lease was assigned by the Parent to the Company effective August 1, 2012, with payment terms beginning October 1, 2012 to December 31, 2017. Subsequent to June 30, 2017, on August 1, 2017 the lease was extended to January 31, 2021. There is no commitment or contingencies for the Chicago office, as it is on a month to month basis. Rent expense for the year ended June 30, 2018 was $152,055.

Minimum lease obligations at June 30, 2018 are as follows for the years ending June 30,:

2019	$	120,904
2020		120,904
2021		70,527
	$	312,335

Note 9 – Concentration of Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company places its cash with quality institutions. Beginning January 1, 2013, interest and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. At times, the balances of interest bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts.

See report of independent registered public accounting firm

Note 10 – Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 11 – Pension Plan

The Company has a 401(k) Employee Savings Plan (the "Plan") which is open to all employees as outlined in the underlying Plan document. The Plan is designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions. The Company provided matching contributions to participants in the amount of $52,282 for the year ended June 30, 2018.

Note 12– Subsequent Events

The Company evaluated subsequent events through August 24, 2018, the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.